July 30, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric Atallah Mary Mast Joshua Gorsky Laura Crotty

Re:	BirchBioMed Inc.
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted June 20, 2024
CIK No. 0001670747

Ladies and Gentlemen:

On behalf of BirchBioMed Inc. (the “Company”), we are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 2, 2024, providing the Staff’s comment with respect to Amendment No. 1 to the draft of the Company’s Offering Statement on Form 1-A (the “Draft Offering Statement”). The Company is currently publicly filing via the EDGAR system a Form 1-A Offering Statement (the “Form 1-A Offering Statement”), which amends and updates the Draft Offering Statement to reflect the following responses and includes updated financial information for the Company.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment No. 1 to Draft Offering Statement on Form 1-A, Submitted June 20, 2024

Capitalization, page 42

1.	We note your revisions in response to prior comment 5. Please address the following:

●	Remove the “Total Liabilities” line item from your capitalization table as not all components included in this line item are part of your capitalization.
●	It does not appear as though your total capitalization total is mathematically accurate, Please revise your filing accordingly.

Response: The Company has updated the capitalization table to address the SEC’s comments and to reflect the interim financials for the period ended March 31, 2024 included in the Form 1-A Offering Statement.

* * *

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at cmurillo@hselaw.com or telephone at (585) 231-1396.

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 30, 2024

Very truly yours,

Harter Secrest & Emery LLP

/s/ C. Christopher Murillo

C. Christopher Murillo
DIRECT DIAL: 585.231.1396
EMAIL: CMURILLO@HSELAW.COM

cc:	Alexander R. McClean, Esq